Dendreon Corporation and Corvas International, Inc. Announce Institutional Shareholder Services Recommendation

Filed by Dendreon Corporation

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Form S-4 File No. 333-104167

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated February 24, 2003, as amended on June 12, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and the Waiver and Amendment to the Merger Agreement, dated June 12, 2003, is on file with the SEC as an exhibit to Amendment No. 2 to the Registration Statement on Form S-4 filed by Dendreon on June 19, 2003, both of which are incorporated by reference into this filing.

The following is a press release issued by Dendreon Corporation on July 22, 2003.

Institutional Shareholder Services Recommends Dendreon and Corvas Stockholders Vote for Merger

Seattle, WA (July 22, 2003)—Dendreon Corporation (Nasdaq:DNDN) and Corvas International (Nasdaq:CVAS) today announced that Institutional Shareholder Services Inc. (ISS)—the nation’s leading independent proxy advisory firm—has recommended that Dendreon and Corvas stockholders vote to approve the merger of the two companies.

In issuing its recommendation to Dendreon stockholders, ISS concluded, “based on the fairness opinion rendered by Needham and Co., and the potential strategic synergies, we believe the acquisition warrants shareholder support.” In issuing its recommendation to Corvas stockholders, ISS concluded, “based on the substantial market premium, the fairness opinion rendered by Lazard Frères, and the potential strategic synergies, we believe the merger agreement warrants shareholder support.”

Dendreon will hold its annual meeting of stockholders at 9 a.m., July 29, 2003, at Dendreon headquarters in Seattle, Wash., at which a vote on the proposed merger will be taken. For more information, Dendreon stockholders should contact Investor Relations at (877) 256-4545 or ir@dendreon.com.

A special meeting of stockholders of Corvas will be held at 10:00 a.m. July 28, 2003, at the Hilton La Jolla Torrey Pines in La Jolla, Calif. to vote on the proposed merger. For more information, Corvas stockholders should call Georgeson Shareholder Communications, Inc. at (800) 223-2064.

The definitive proxy statement-prospectus can be accessed online at www.sec.gov.

About Dendreon

Dendreon Corporation is a biotechnology company developing targeted therapies for cancer. The Company’s lead investigational product candidate, Provenge®, is a cancer immunotherapy undergoing a pivotal Phase 3 clinical trial for the potential treatment of androgen independent prostate cancer. In addition to its therapeutic vaccines in clinical and preclinical development for a variety of cancers, Dendreon’s product pipeline also includes monoclonal antibody and small molecule product candidates. Dendreon has established important research and development alliances with industry leaders Genentech, Inc. and Kirin Brewery Co., Ltd. For more information about the Company and its programs, visit www.dendreon.com.

About Corvas

Corvas International, Inc. is a biopharmaceutical company focused on the development of new biotherapeutics that address large medical markets, including cardiovascular disease and cancer. rNAPc2, Corvas’ cardiovascular drug candidate currently in Phase II clinical trials, is a novel anticoagulant intended for the treatment of people affected by acute coronary syndromes, which include unstable angina and non-ST-segment elevation myocardial infarction. Corvas’ cancer research programs are focused on the development of new biotherapies, including monoclonal antibodies and synthetic prodrugs, that target serine proteases associated with the growth and spread of cancerous tumors.

Additional Information About the Combination and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which contains a joint proxy statement/prospectus with respect to the combination and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE COMBINATION. The joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any other reports and documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the reports and documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the combination. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the joint proxy statement/prospectus. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the joint proxy statement/prospectus and in Corvas’ Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003. Certain directors and executive officers of Corvas may have direct or indirect interests in the combination due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the combination. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the combination is contained in the joint proxy statement/prospectus.

Investors and security holders are urged to read the joint proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the joint proxy statement/prospectus, and any future report and document filed with the SEC by Dendreon and Corvas, before making any voting or investment decision with respect to the combination.